[This press release is being filed with the SEC pursuant to certain U.S. securities rules. Certain information in this release has been redacted to comply with such rules.]

Evolving Increases Large Land Holdings Between Carlin and Getchell Gold
Trends, Nevada.

February 6, 2008, Vancouver, British Columbia: Evolving Gold Corp. (TSX-V:EVG) (OTCBB: EVOGF) (FSE:EV7) (the “Company”) is pleased to announce that it has further increased its already large land holdings between the Carlin and Getchell Gold trends in north-central Nevada. The new claims, collectively called the Jake Creek Project, are situated NW of the Company’s large landholdings referred to as the Sheep Creeks Project, currently being explored by diamond drilling (see press release dated January 23, 2008).

The Jake Creek property consists of 352 claims totaling 7272 acres, and is situated approximately 11 kilometers SE of the Twin Creeks (Newmont Mining Corporation) and Turquoise Ridge (Barrick Gold Corporation) deposits which comprise part of the linear trend of gold deposits known as the Getchell Trend.

The Jake Creek Project, which is 100% owned by Evolving, lies several kilometers NW of the large, approximately 50,000 acre Sheep Creeks Project area. At Sheep Creeks, approximately 48,000 acres was staked by Evolving, and a further 2,000 acres was contributed by Newmont Mining Corporation as part of a Lease and Sub-lease agreement between Evolving and Newmont. This agreement, which requires Evolving to act as operator during the earn-in period, involves approximately 32,000 acres of Newmont exploration lands comprising three properties along the prolific Carlin Trend, and their contribution to the Sheep Creeks Project area (see press release dated December 5, 2007).

Evolving’s president, Dr. Lawrence Dick, P.Geo states: “With the Jake Creek and Sheep Creeks areas, Evolving now controls approximately 57,000 acres of exploration ground situated between the Carlin and Getchell gold trends, an area which has been largely excluded from historic exploration and has never before been drilled for large, Carlin-style gold deposits, despite its geographic location between two of the world’s most prolific gold trends. Our results to date from our first hole, the first ever drilled in this area, [redacted information] for proceeding with a large program of drilling. Evolving plans an [redacted information] drilling program throughout 2008 to assess the potential for hidden, Carlin-style mineralization beneath an overlying sequence of unaltered Miocene-age volcanic rocks and Quaternary-age alluvium.”

Evolving’s first drill hole on the Sheep Creek Project ground (see press release dated January 23, 2008) penetrated approximately 320 meters of unaltered, Miocene-age volcanic rocks then passed into what the Company believes are Paleozoic sedimentary rocks which are extremely altered and pyritized. The hole had to be abandoned at approximately 463 meters for technical reasons. Within the lowest part of the volcanic sequence, and continuing into the Paleozoic sedimentary sequence, intense pyritization occurs in the form of semi-massive replacements; associated with strong silicification as the matrix of hydrothermal breccias, and as stockwork veining. Silicification and clay alteration is present to the bottom of the reverse circulation hole (463meters). Alteration is of an intensity which makes the original protolith difficult to identify.

A second hole, pre-collared with reverse circulation to approximately 250 meters depth, and located approximately 150 meters west of the abandoned reverse circulation hole, is in progress. It, too, penetrated the strongly brecciated, silicified and pyritized base of the Miocene-age volcanics before entering what is interpreted to be Paleozoic sedimentary rocks which are strongly, hydrothermally altered. These rocks exhibit stockwork silica veining, pervasive silicification and pyritization, strong clay alteration, and display textural features which indicate intense epithermal alteration.

Geochemical results, now returned from the laboratory, for the first reverse circulation hole, show that the alteration is accompanied by geochemically anomalous gold, as well as pathfinder elements commonly associated with Carlin-style mineralization.

The bottom 235 meters of the hole averages 0.23 grams per ton (gpt) gold, with individual 5 foot (1.6 meters) intervals ranging up to 1.56 gpt gold (see press release dated January 23, 2008). The core hole is expected to provide a much more accurate sample for actual geochemical content, since the sulphide minerals were largely lost in the cuttings of the reverse circulation hole. The core hole is planned for a total depth of approximately 700 meters.

Five reverse circulation pre-collared holes have now been completed and cased to a depth which approximates the bottom of the Miocene volcanic sequence, and the diamond drill will systematically drill the bottom sections of the hole from approximately 250 to 700 meters, representing a “fence” of drill holes across approximately 500 meters of target.

A similar program of drilling is planned for the Jake Creek area once weather conditions have improved.

About Evolving Gold Corp.

Evolving Gold Corp. is an emerging gold exploration and development company focused on building value through the acquisition and exploration of [redacted information]prospective gold prospects in the southwestern United States. The Company is actively exploring 10 separate gold properties, primarily in known, producing gold trends in the state of Nevada. The Company has recently completed first rounds of drilling at the Fisher Canyon (NV, see press release dated February 1, 2008) and Malone (NM) gold prospects (assays pending at Malone) and is currently drilling at their large Sheep Creeks (Carlin District) and Siesta (Sleeper District) gold prospects which Evolving has acquired by staking in north-central Nevada.

Evolving has entered into an agreement with Newmont Mining Corporation concerning an exploration partnership on four prospective gold properties located within the prolific Carlin Gold Trend (see press release dated October 2, 2007). In total, Evolving holds over 100,000 acres of exploration lands in Nevada, Wyoming and New Mexico.

In compliance with National Instrument 43-101 (“NI 43-101”) Lawrence A. Dick, Ph.D., P.Geo. is the Qualified Person responsible for the accuracy of this news release. Samples were prepared by ALS Chemex Labs in Elko, Nevada, and analyzed by ALS Chemex Labs in North Vancouver, B.C.

For more information visit www.evolvinggold.com.

The company also reports that it has filed an amended technical report entitled “The Geology and Gold Mineralization at the Rattlesnake Hills Property”. This amended document replaces the document previously filed in December 2007 and can be found on www.sedar.com

On Behalf of the Board of Directors
EVOLVING GOLD CORP.

Lawrence A. Dick, Ph.D., P.Geo.
President and Director

FOR MORE INFORMATION, PLEASE CONTACT:

Renmark Financial Communications Inc
Christopher Wells: cwells@renmarkfinancial.com
James Buchanan: jbuchanan@renmarkfinancial.com
Tel.: (514) 939-3989 Fax: (514) 939-3717
www.renmarkfinancial.com

OR

Excelsior Communications Inc.
Miranda Bradley, Managing Partner
miranda@excelsiorcommunications.com
Cell (416) 996-0238
www.excelsiorcommunications.com

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF FSE: EV7

FORWARD LOOKING STATEMENTS: This document includes forward-looking statements as well as historical information. Forward-looking statements include, but are not limited to, the continued advancement of Evolving’s general business development, research development and Evolving’s development of mineral exploration projects. When used in this document, the words “anticipate”, “believe”, “estimate”, “expect”, “intent”, “may”, “project”, “plan”, “should” and similar expressions may identify forward-looking statements. Although Evolving Gold Corp. believes that their expectations reflected in these forward looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statement. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Evolving’s mineral deposit(s), fluctuations in the marketplace for the sale of minerals, the inability to implement corporate strategies, the ability to obtain financing and other risks disclosed in our annual report on Form 20F filed with the U.S. Securities and Exchange Commission and filings made with the Canadian Securities Regulations.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 725 – 666 Burrard Street, Vancouver, B.C., Canada, V6C 2X8
Tel. 604 685-6375 Fax. (604) 909-1163 Email: info@evolvinggold.com Web: www.evolvinggold.com
TSX-V: EVG OTC-BB: EVOGF FSE: EV7